Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2012

Management’s Discussion and Analysis (MD&A)
(October 30, 2012)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three and nine month periods ended September 30, 2012 and 2011, the 2011 MD&A and audited annual Consolidated Financial Statements of the Company, the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2012 and 2011 and the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three month periods ended March 31, 2012 and 2011.

The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended September 30, 2012 and 2011, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

THIRD QUARTER 2012 PERFORMANCE HIGHLIGHTS
•	Hal Kvisle appointed President and Chief Executive Officer on September 10, 2012.
•	Production from ongoing operations increased 6% over last year to 415,000 boe/d, driven by gas volumes in North America and liquids growth in Southeast Asia, Colombia and the Eagle Ford.
•	The net loss of $731 million in the quarter is largely the result of $443 million in after-tax impairment charges in Norway, Peru and Quebec.
•
In Malaysia, Talisman is on track to assume operatorship of the new Kinabalu PSC in late December 2012. In Vietnam, the HST/HSD development remains on schedule and on budget, with first oil projected for the second half of 2013.

•	Talisman has decided to use the expected proceeds from the sale of the UK assets to Sinopec to maintain a strong balance sheet, rather than to repurchase shares.
•	Talisman has decided to exit Peru in order to focus on near-term opportunities in its three core regions.
•	The Company declared a quarterly dividend of $0.0675 per common share.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Financial
Net income (loss) ($ millions)	(731)	521	(244)	893
US$ per common share
- Basic	(0.71)	0.51	(0.24)	0.87
- Diluted1	(0.71)	0.24	(0.30)	0.49
Production (Daily Average - Gross)
Oil and liquids (mbbls/d)	159	161	169	177
Natural gas (mmcf/d)	1,533	1,435	1,609	1,463
Total mboe/d (6mcf = 1boe)	415	400	437	421
1.  Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options.

During the third quarter of 2012, net income decreased relative to the corresponding period in 2011 as a result of asset impairments, a share-based payments expense in 2012 as compared to a significant recovery in 2011, a loss on held-for-trading financial instruments compared to gains in 2011, lower commodity prices, higher DD&A expense, movement in inventories and foreign exchange losses, partially offset by lower taxes.

Higher production volumes were driven by increased volumes in North America and Southeast Asia, partially offset by lower production in the North Sea.

DAILY AVERAGE PRODUCTION

	Three months ended September 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	26	23	22	19
Southeast Asia	39	34	23	16
North Sea	71	81	71	80
Other	23	23	14	13
	159	161	130	128
Natural gas (mmcf/d)
North America	953	865	838	771
Southeast Asia	509	522	352	362
North Sea	28	13	28	13
Other	43	35	34	28
	1,533	1,435	1,252	1,174
Total daily production (mboe/d)
North America	185	167	161	148
Southeast Asia	124	121	82	76
North Sea	76	83	76	82
Other	30	29	20	18
Total (mboe/d)	415	400	339	324
Less: production from assets sold
North America	-	8	-	6
From ongoing operations (mboe/d)	415	392	339	318

	Nine months ended September 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	27	22	22	19
Southeast Asia	42	33	25	15
North Sea	77	100	76	99
Other	23	22	14	12
	169	177	137	145
Natural gas (mmcf/d)
North America	1,005	875	884	786
Southeast Asia	529	505	364	353
North Sea	34	50	34	50
Other	41	33	33	26
	1,609	1,463	1,315	1,215
Total daily production (mboe/d)
North America	195	168	170	150
Southeast Asia	130	117	86	74
North Sea	82	108	82	108
Other	30	28	20	16
Total (mboe/d)	437	421	358	348
Less: production from assets sold
North America	5	8	4	7
From ongoing operations (mboe/d)	432	413	354	341

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production increased by 4% over the previous year due principally to higher oil and gas volumes in North America and the start up of Kitan in October 2011, partially offset by planned turnarounds and production declines in the North Sea. Production from ongoing operations increased by 6%.

In North America, total production increased by 11% and production from ongoing operations, which reflects the impact of asset dispositions in Western Canada in the second quarter of 2012, increased by 16%.  Oil and liquids production increased by 13% due to successful shale development in the liquids-rich Eagle Ford, where liquids production averaged nine thousand barrels per day during the quarter compared to three thousand barrels per day in the corresponding quarter of 2011, partially offset by asset dispositions.   Natural gas production increased by 10% due to successful development in the Pennsylvania Marcellus, Eagle Ford and Montney Farrell Creek shale plays, partially offset by asset dispositions and natural declines in conventional areas. During the quarter, the Company reduced its investment in dry gas in the Pennsylvania Marcellus due to the continued low North America natural gas prices.

In Southeast Asia, production increased by 2% over the same period in 2011.  Oil and liquids production increased by 15% due principally to a full quarter of production from Kitan and natural gas production decreased by 2% due principally to planned turnarounds at PM-3 in Malaysia.

In the North Sea, total production decreased by 8% relative to the same period in 2011.  In the UK, production was relatively flat compared to the same period of 2011 as a result of planned turnarounds in several fields, a well shut-in at Tweedsmuir due to drilling operations, shut-ins at Tartan to repair the Galley pipeline and production declines, offset by the annual turnaround in Claymore for the entire third quarter of 2011. The decrease in Norway was due principally to natural declines in Brage and Varg, partially offset by an extended shutdown in Rev for the entire third quarter of 2011.

In the rest of the world, production increased by 3% compared to the same period in 2011 as a result of higher production in Colombia, partially offset by lower production in Algeria.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
North Sea - bbls/d	2,683	(1,253)	74	(467)
Southeast Asia – bbls/d	4,006	(6,166)	484	2,601
Other – bbls/d	(2,451)	877	(6)	443
Total produced into (sold out of) inventory – bbls/d	4,238	(6,542)	552	2,577
Total produced into (sold out of) inventory – mmbbls	0.4	(0.6)	0.2	0.7
Inventory at September 30 - mmbbls	2.0	2.3	2.0	2.3
1.	Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended September 30, 2012, volumes in inventory increased from 1.7 mmbbls to 2.0 mmbbls due principally to increased inventories in Malaysia, Indonesia and the UK, partially offset by reduced inventories in Algeria and Australia.

COMPANY NETBACKS1

	Three months ended September 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids ($/bbl)
Sales price	101.89	108.69	101.89	108.69
Royalties	18.72	22.27	-	-
Transportation	1.46	1.31	1.79	1.64
Operating costs	33.66	28.68	41.24	36.07
	48.05	56.43	58.86	70.98
Natural gas ($/mcf)
Sales price	4.89	6.05	4.89	6.05
Royalties	1.14	1.34	-	-
Transportation	0.28	0.24	0.37	0.31
Operating costs	0.92	1.00	1.20	1.28
	2.55	3.47	3.32	4.46
Total $/boe (6mcf=1boe)
Sales price	57.19	65.38	57.19	65.38
Royalties	11.38	13.76	-	-
Transportation	1.60	1.39	1.99	1.77
Operating costs	16.34	15.10	20.77	19.24
	27.87	35.13	34.43	44.37
1.	Netbacks do not include pipeline operations.

	Nine months ended September 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids ($/bbl)
Sales price	106.18	108.05	106.18	108.05
Royalties	19.87	20.15	-	-
Transportation	1.36	1.25	1.67	1.54
Operating costs	29.63	25.39	36.45	31.21
	55.32	61.26	68.06	75.30
Natural gas ($/mcf)
Sales price	4.93	6.06	4.93	6.06
Royalties	1.17	1.24	-	-
Transportation	0.26	0.25	0.34	0.31
Operating costs	1.03	0.92	1.35	1.16
	2.47	3.65	3.24	4.59
Total $/boe (6mcf=1boe)
Sales price	59.17	66.54	59.17	66.54
Royalties	11.98	12.79	-	-
Transportation	1.49	1.38	1.86	1.71
Operating costs	15.24	13.89	19.50	17.30
	30.46	38.48	37.81	47.53
1.	Netbacks do not include pipeline operations.

During the third quarter, the Company’s average gross netback was $27.87/boe, 21% lower than 2011.  Talisman’s realized net price of $57.19/boe was 13% lower than the same period in 2011 due to lower global oil and liquids prices as well as lower natural gas prices in North America.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 19%, down from 21% in 2011 due principally to lower commodity prices.

COMMODITY PRICES AND EXCHANGE RATES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Oil and liquids ($/bbl)
North America	65.38	72.93	70.16	73.81
Southeast Asia	109.58	117.82	113.36	117.95
North Sea	110.53	114.15	112.42	111.35
Other	103.08	112.06	114.68	112.97
	101.89	108.69	106.18	108.05
Natural gas ($/mcf)
North America	2.67	4.08	2.43	4.12
Southeast Asia	8.88	9.40	9.41	9.31
North Sea	8.99	7.36	9.68	8.55
Other	4.23	4.54	4.43	4.22
	4.89	6.05	4.93	6.06
Company $/boe (6mcf=1boe)	57.19	65.38	59.17	66.54
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	92.22	89.76	96.23	95.48
Dated Brent (US$/bbl)	109.61	113.46	112.14	111.93
Tapis (US$/bbl)	112.54	118.99	117.73	117.40
NYMEX (US$/mmbtu)	2.81	4.19	2.62	4.23
AECO (C$/gj)	2.08	3.53	2.07	3.55
C$/US$ exchange rate	1.00	0.98	1.00	0.98
UK£/US$ exchange rate	0.63	0.62	0.63	0.62

Realized oil and liquids prices decreased by 6% compared to the same quarter in 2011, which is in line with global commodity markets. North America natural gas prices decreased by 35%, which is consistent with the decreases in NYMEX and AECO prices whereas Southeast Asia natural gas prices decreased by 6% since a significant portion of the Southeast Asia gas production is linked to oil-based indices.  For example, Corridor gas prices averaged $9.62/mcf compared to $10.05/mcf in the same period last year as approximately 55% of Corridor sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

EXPENSES
Unit Operating Expenses1
	Three months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	6.75	7.83	7.73	8.88
Southeast Asia	9.48	9.09	14.31	14.42
North Sea	54.10	41.15	54.42	41.48
Other	7.87	7.17	12.12	11.70
	16.34	15.10	20.77	19.24
1.	Includes impact of volumes produced into and sold out of inventory.

	Nine months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	7.92	7.18	9.10	8.08
Southeast Asia	8.77	8.55	13.30	13.55
North Sea	45.66	31.93	45.98	32.13
Other	7.40	6.71	11.37	11.21
	15.24	13.89	19.50	17.30
1.	Includes impact of volumes produced into and sold out of inventory.

Total Operating Expenses
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
North America	116	123	429	334
Southeast Asia	99	113	306	260
North Sea	365	299	1,026	916
Other	24	18	62	50
	604	553	1,823	1,560

Total operating expenses increased by $51 million due principally to higher operating costs in the North Sea, partially offset by asset dispositions in North America.

In North America, operating expenses were lower compared to the same period last year due to asset dispositions in western Canada in the second quarter of 2012 and revisions to estimated operating costs for prior periods, partially offset by higher production in the Pennsylvania Marcellus and Eagle Ford shale plays as well as the Pennsylvania impact fee.  Underlying unit costs in North America were impacted by the same factors.

In Southeast Asia, total operating expenses decreased due to increased inventories, partially offset by a full quarter of Kitan operations.

In the North Sea, total operating expenses increased over the same period in 2011 principally due to higher turnaround, maintenance and inspection costs at several facilities in the UK, shut-ins and pipeline repairs in Tartan, higher fuel costs associated with turnaround periods and maintenance and refurbishment work in Gyda, partially offset by cost of repairs for Varg in 2011. Unit operating expenses increased due to the same cost factors and lower volumes.

In the rest of the world, unit and total operating expenses increased compared to the same period in 2011 mainly due to the start up of a LPG plant in Colombia during the fourth quarter of 2011.

Unit Depreciation, Depletion and Amortization (DD&A) Expense
	Three months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	16.36	13.32	18.73	15.10
Southeast Asia	9.06	7.43	13.69	11.46
North Sea	21.93	17.31	22.06	17.45
Other	12.73	10.95	20.66	19.40
	14.94	12.15	18.36	14.99

	Nine months ended September 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	15.51	13.28	17.81	14.94
Southeast Asia	9.18	6.75	13.91	10.83
North Sea	21.41	16.92	21.56	17.02
Other	12.98	10.91	20.95	19.69
	14.57	12.28	17.90	14.94

Total DD&A Expense

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
North America	279	205	828	609
Southeast Asia	103	87	326	212
North Sea	153	135	483	502
Other	35	28	108	80
	570	455	1,745	1,403

Total DD&A expense increased by $115 million due principally to an increase in unit rates in North America and North Sea and increased volumes in North America and Southeast Asia.

The DD&A expense in North America increased due to higher production volumes and an increase in unit rates for shale properties.

The DD&A expense in Southeast Asia increased due to a full quarter of operations in Kitan.

The DD&A expense in the North Sea increased due principally to production mix and an increase in rates, partially offset by lower production.

The DD&A expense in the rest of the world increased compared to the same period in 2011 due principally to an increase in rates and the production mix for Colombia and Algeria.

Impairment
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
North America	109	-	184	-
Southeast Asia	-	-	-	-
North Sea	747	-	1,725	102
Other	181	-	254	-
	1,037	-	2,163	102

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  With respect to the three month period ended March 31, 2012, the Company considered internal and external engineering studies of the Yme facility and updated estimates of project costs and completion dates.  The engineering studies indicated that considerable work remained to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  The estimated recoverable amount of the Yme project at March 31, 2012 had declined since December 31, 2011 and was less than its carrying value.  Accordingly, the Company recorded an impairment expense of $978 million pre-tax ($248 million after-tax) for the three month period ended March 31, 2012.  During the three month period ended September 30, 2012, the decision was made to de-man the platform for safety related reasons and has not been re-manned since. Management conducted further analysis during the third quarter which indicated additional project uncertainty and resulted in an additional impairment of $497 million pre-tax ($125 million after-tax). This represents an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Management continues to work with all stakeholders to evaluate project options.

During the three month period ended September 30, 2012, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company expects revisions to its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax).

During the three month period ended September 30, 2012, the Company determined that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed.  Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

In September 2012, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, the Company recorded $172 million of impairment expense. The Company will fulfill its outstanding legal obligations as it exits Peru.

For the nine month period ended September 30, 2012, in addition to the impairments discussed above, $72 million of impairment expense was recorded in respect of exploration acreage relinquished in the Kurdistan Region of northern Iraq, where Talisman will focus on the discoveries on the Topkhana and Kurdamir Blocks. The Company also recorded a $60 million impairment expense in respect of the assets sold in North America and $15 million of impairment expense was recorded for a reduction in near-term natural gas price assumptions in relation to a non-core natural gas property in North America.

During the nine month period ended September 30, 2011, the Company recorded impairment of $102 million in the North Sea in respect of PP&E and E&E assets as a result of a change in tax legislation announced by the UK government in March 2011.

Corporate and Other

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
General and administrative (G&A) expense	130	97	382	303
Dry hole expense	66	33	191	173
Exploration expense	81	87	228	335
Finance costs	74	73	213	209
Share-based payments expense (recovery)	61	(285)	(11)	(345)
(Gain) loss on held-for-trading financial instruments	116	(120)	128	131
(Gain) loss on asset disposals	-	8	(759)	(206)
Other income	14	12	59	58
Other expenses, net	62	(38)	96	43

G&A expense increased by $33 million relative to 2011 due principally to higher running costs in new regional offices, severance costs, IT costs and normal workforce cost inflation.

Dry hole expense for the three months ended September 30, 2012 includes the write-off of exploration wells in Vietnam of $31 million and in Colombia of $25 million.

Exploration expense decreased by $6 million relative to 2011 and includes geological, geophysical and seismic activities and exploration staff cost.

Finance costs include interest on long-term debt (including current portion) and accretion expense relating to decommissioning liabilities, less interest capitalized.

The fair value of the Company’s liability classified share-based payments plans is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments. The share-based payments expense during the three month period ended September 30, 2012 was $61 million, compared to a $285 million recovery in the same period last year due principally to changes in the Company’s share price.

Talisman recorded a loss on held-for-trading financial instruments of $116 million principally related to the Company’s commodity price derivative financial instruments and an increase in oil and liquids price. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other income includes pipeline, processing and marketing revenue.

Other expense, net increased by $100 million relative to 2011 principally as a result of foreign exchange losses arising from the $US weakening during the three months ended September 30, 2012. During the same period in 2011, the US$ was strengthening.

INCOME TAXES
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
Income (loss) before taxes	(1,140)	1,042	(671)	2,323
Less: Petroleum Revenue Tax (PRT)
Current	28	10	84	95
Deferred	(7)	16	48	56
Total PRT	21	26	132	151
	(1,161)	1,016	(803)	2,172
Income tax expense (recovery)
Current income tax	124	262	719	1,056
Deferred income tax	(554)	233	(1,278)	223
Total income tax expense (recovery)	(430)	495	(559)	1,279
Effective income tax rate (%)	37	49	70	59

The effective tax rate in the third quarter of 2012 compared to the same period in 2011 was mainly impacted by the change in the income mix, UK decommissioning tax relief restriction and revaluation of tax pools denominated in foreign currencies.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income.  The Company’s effective tax rate is impacted by the mix of income before taxes between high and low rate tax jurisdictions, the revaluation of tax pools denominated in foreign currencies, tax rate changes and other non-taxable gains and losses.

The UK government restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%. This measure was substantially enacted in July 2012 and the deferred income tax expense associated with the legislative change in the third quarter was approximately $137 million.

CAPITAL EXPENDITURES
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
($ millions)
North America	258	625	1,251	1,492
Southeast Asia	129	85	307	306
North Sea	301	288	850	945
Other	101	83	265	197
Exploration and development1	789	1,081	2,673	2,940
Corporate, IS and Administrative	21	33	89	77
Acquisitions	57	159	59	1,516
Proceeds of dispositions	(1)	(35)	(940)	(574)
Total	866	1,238	1,881	3,959
1.	Excludes exploration expensed for the three month period ended September 30 of $81 million (2011 - $87 million) and for the nine month period ended September 30 of $228 million (2011 - $335 million)

North America capital expenditure during the quarter totalled $258 million, of which $222 million related to shale activity with the majority spent on progressing development of the liquids-rich Eagle Ford program. The remaining capital was invested in conventional oil and gas properties.

In Southeast Asia, capital expenditures of $129 million included $24 million of exploration drilling in Vietnam and Papua New Guinea and $105 million of development expenditures in Vietnam, Indonesia and Malaysia.

In the North Sea, capital expenditures of $301 million were largely focused on development projects including Tweedsmuir, the Claymore compression project and MonArb redevelopment project.

Capital expenditures in other areas were $101 million, including $74 million for exploration drilling in Colombia, Peru and Sierra Leone. Development expenditures of $27 million included spending in Colombia and Algeria.

ASSET DISPOSALS

Sale of UK North Sea Oil and Gas Interests to Sinopec
On July 23, 2012, Talisman entered into a share purchase agreement to sell 49% of its interest in Talisman Energy (UK) Limited (TEUK), which owns substantially all of Talisman’s UK assets, to Sinopec International Petroleum Exploration and Production Corporation (Sinopec) for cash consideration of $1.5 billion. The consideration will be adjusted by the net cash flows earned by TEUK from the effective date of January 1, 2012 through closing of this transaction. In conjunction with the signing of the share purchase agreement, Talisman and Sinopec have agreed to enter into a shareholders’ agreement to operate TEUK as an incorporated joint venture. Completion of this transaction is subject to specified conditions precedent, including regulatory approvals and government approvals from the United Kingdom, the European Union, and the People’s Republic of China.

Sale of Assets in Western Canada
In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in gains of $187 million, net of tax of $67 million.

Sale of Non-Core Coal Assets
In March 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek Interests to Sasol
In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Income (Loss).

Sale of Cypress A Interests to Sasol
In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income (Loss).

FARM-OUT
In October 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs.

In February 2012, Talisman reached an agreement with Mitsubishi Corporation to farm-out interests in nine of the Company’s licenses in Papua New Guinea’s onshore Western Province. The agreement has been approved by all partners and government approval was obtained in July 2012.  This agreement is valued at approximately $280 million and is intended to be paid in the form of a capital carry.  Following the farm-out, the Company’s equity position will average 40% in these nine licenses.

ACQUISITIONS
In August 2012, the Company entered into an agreement with the Kurdistan Regional Government, for a further investment of $50 million in the Kurdamir and Topkhana blocks.

In May 2012, the Company entered into a new production sharing contract (PSC) with PETRONAS, the national oil company of Malaysia, to acquire a 60% working interest and operate the Kinabalu Oil Fields. The Kinabalu Oil Fields are expected to increase the Company’s production and have a number of producing mature fields. Transition work is ongoing in preparation for transfer of ownership in December 2012. The Company is expected to pay a signature bonus of $50 million to PETRONAS in January 2013.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s debt at September 30, 2012 was $5 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness), compared to $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2011.

During the quarter, the Company generated $381 million of cash provided by operating activities and incurred capital expenditures of $869 million.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities, cash proceeds from asset dispositions, by drawing on the Company’s credit facilities, issuing commercial paper and issuing long-term notes or debentures under the Company’s shelf prospectuses.

In April 2012, the Company renewed the universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company also renewed its medium term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium term notes in Canada. Both shelf prospectuses remain valid over a 25 month period.

In May 2012, Talisman completed a $600 million offering of 5.5% unsecured notes due May 2042.  Interest on the notes is payable semi-annually. The proceeds of $583 million, net of the discount and issuance costs, were used to repay commercial paper and bankers’ acceptances.

At September 30, 2012, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. For the three months ended September 30, 2012, Talisman declared quarterly preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million, which was paid in September 2012.

The Company has an active hedging program that will partially protect 2012 cash flow from the effect of declining oil prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of $579 million of debt presented as a current liability relating primarily to the Company’s US commercial paper program discussed below, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow (defined in accordance with the Company’s credit facility as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance leases less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended September 30, 2012, the debt-to-cash flow ratio was 1.5:1.

Talisman has unsecured bank credit facilities of $4.1 billion that are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At September 30, 2012, the amount of commercial paper outstanding was $571 million and the average interest rate on outstanding commercial paper was 0.6%.

Available borrowing capacity was $3.5 billion at September 30, 2012.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At September 30, 2012, letters of credit totalling $1.8 billion had been issued under these facilities, of which $1.2 billion were provided as security for the costs of decommissioning obligations in the UK.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.   At September 30, 2012, approximately 92% of the Company’s trade accounts receivable were current and the largest single counterparty exposure, accounting for 19% of the total, was with a highly-rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

At September 30, 2012, there were 1,032,341,934 common shares outstanding, of which 6,864,244 were held in trust for the Company resulting in 1,025,477,690 common shares outstanding for accounting purposes.  Subsequent to September 30, 2012, 78,165 shares were issued pursuant to the exercise of stock options and 150,000 common shares were purchased and held in trust for the long-term PSU plan, with 1,032,420,099 common shares outstanding at October 25, 2012, of which 7,014,244 were held in trust for the Company resulting in 1,025,405,855 common shares outstanding for accounting purposes. During the three months ended September 30, 2012, Talisman paid a quarterly common share dividend of $0.0675 per share for an aggregate dividend of $69 million.

At September 30, 2012, there were 61,153,031 stock options, 11,147,935 cash units and 16,494,546 long-term performance share units (PSUs) outstanding. Subsequent to September 30, 2012, 486,260 stock options were granted, 78,165 stock options were exercised for shares, no units were surrendered for cash and 467,578 were forfeited with 61,093,548 outstanding at October 25, 2012.  Subsequent to September 30, 2012, 53,933 cash units were forfeited with 11,094,002 outstanding at October 25, 2012.  Subsequent to September 30, 2012, 495,801 long-term PSUs were granted and 231,378 long-term PSUs were forfeited, with 16,758,969 outstanding at October 25, 2012.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2011 audited Consolidated Financial Statements and notes 12 and 15 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES
Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2012 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately $95/bbl, a NYMEX natural gas price of approximately $2.70/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.59.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	70	155
Natural gas – 60 mmcf/d	10	40
Price changes1
Oil – $1.00/bbl	20	30
Natural gas (North America)2 – $0.10/mcf	20	30
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)
US$/UK£ increased by US$0.02	5	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 15 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS
As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2011 audited Consolidated Financial Statements and note 12 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

During the nine month period ended September 30, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford shale play, resulting in a total commitment of approximately $795 million over 15 years, of which approximately $390 million is expected to be incurred within the next five years.

During the three month period ended September 30, 2012, the Company entered into multi-year rig commitments in the North Sea for approximately $365 million over three years.

There have been no other significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2011.  Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT
Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2011 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at September 30, 2012, including their respective fair values, are detailed in note 15 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments
The Company had the following commodity price derivative contracts outstanding at September 30, 2012, none of which are designated as a hedge:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	Oct-Dec 2012	20,000	90.00/148.36
Dated Brent oil index	Oct-Dec 2012	10,000	90.00/119.89
Dated Brent oil index	Oct-Dec 2012	19,000	90.00/104.05
Dated Brent oil index	Jan-Dec 2013	6,000	90.00/121.63
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/101.91
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/105.33
WTI	Jan-Dec 2013	10,000	85.00/104.05

Fixed price swaps (Oil)	Term	bbls/d	$/bbl
Dated Brent oil index	Oct-Dec 2012	5,000	109.28

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX	Oct-Dec 2012	47,468	2.63/3.31
NYMEX	Oct-Dec 2012	142,404	2.63/2.98
NYMEX	Oct-Dec 2012	94,936	2.63/3.78
NYMEX	Jan-Dec 2013	47,468	3.16/4.67
NYMEX	Jan-Dec 2013	94,936	3.16/4.74

Further details of contracts outstanding are presented in note 15 to the interim condensed Consolidated Financial Statements. Subsequent to September 30, 2012, the Company entered into dated Brent swaps for 2013 of 15,000 bbls/d for $107.00/bbl and for the first quarter of 2014, a dated Brent swap of 1,500 bbls/d for $101.20/bbl. The Company also entered into NYMEX gas two-way collars of 123,417 mcf/d for 2013 with a floor of $3.71/mcf and a ceiling of $4.82/mcf and 56,962 mcf/d for 2014 with a floor of $4.21/mcf and a ceiling of $4.72/mcf.

Interest Rate Swap
In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

SUMMARY OF QUARTERLY RESULTS
The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
($ millions, unless otherwise stated)	2012			2011				2010
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Total revenue and other income	1,722	1,869	2,115	2,082	1,956	2,234	2,000	1,863
Net income (loss)	(731)	196	291	(117)	521	698	(326)	(350)
Per common share ($)
Net income (loss)	(0.71)	0.19	0.28	(0.11)	0.51	0.68	(0.32)	(0.34)
Diluted net income (loss)	(0.71)	0.14	0.25	(0.11)	0.24	0.50	(0.32)	(0.34)

During the three-month period ended September 30, 2012, total revenue and other income decreased by $234 million over the same period in 2011 due principally to lower commodity prices and increased inventories, partially offset by lower royalties.  Net income decreased by $1,252 million due principally to asset impairments, a share-based payments expense, a loss on held-for-trading financial instruments, lower revenues, higher DD&A expense and foreign exchange losses, partially offset by lower taxes.

USE OF ESTIMATES AND JUDGMENTS
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.  During the nine month period ended September 30, 2012, the following accounting items were impacted by a change in management’s estimates and judgment:

•	The writedown of the Yme and Rev assets discussed in the ‘Impairment’ section of this MD&A;
•
Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate, which was 4.8% at September 30, 2012 (December 31, 2011 – 5.1%). As an indication of possible future changes in decommissioning liabilities, if all of the Company’s abandonment obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $78 million.

CHANGES IN ACCOUNTING POLICIES
Accounting Standards and Interpretations Issued but Not Yet Effective
There have been no changes to the pronouncements described in the 2011 MD&A. The Company is currently assessing the impact of adopting those pronouncements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LITIGATION
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES
Forward-Looking Statements
This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	Expected revisions to reserves estimates for the Rev field;
•	Expected focus in the Kurdistan Region of northern Iraq on Topkhana and Kurdamir discoveries;
•	Planned exit from Peru, and planned fulfillment of outstanding legal obligations regarding Talisman’s operations in Peru;
•	Expected commitment under the Eagle Ford egress contracts;
•	Expected increase in production at Kinabalu, expected date of transfer of ownership, and expected signing bonus to PETRONAS;
•	Expected receipt of regulatory approval, planned shareholders agreement, and expected closing of the Sinopec transaction and expected adjustments to consideration;
•	Expected cash proceeds from asset dispositions in 2012;
•	Expected counterparty risk;
•	Expected hedging-related protection of 2012 cash flow from declining oil prices;
•	Expected sources of funding for the capital program;
•	The merits or anticipated outcome or timing of pending litigation; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2012 assumes escalating commodity prices.

Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.  The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand, and unpredictable facilities outages;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price, associated royalties, operating and transportation costs.

Use of ‘boe’
Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations
The following list of abbreviations is used in this document:

AIF	Annual Information Form
bbl	barrel
bbls/d	barrels per day
boe	barrels of oil equivalent
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
G&A	General and administrative
gj	gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LPG	Liquefied petroleum gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PRT	Petroleum Revenue Tax
PSC	Production sharing contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate